FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of August 2004

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

________________________________________________________________________

Contact:

Dan Suesskind, Chief Financial Officer,

Teva Pharmaceutical Industries Ltd.

972-2-589-2840

Bill Fletcher,     President and CEO,

Teva North America

(215) 591-3000

Dorit Meltzer,   Director, Investor Relations,

Teva Pharmaceutical Industries Ltd.

972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA REPORTS RECORD SALES AND NET INCOME IN Q2

●       Net Sales reach $1.2 billion, Net Income $230 million, and EPS $0.35

●       Second quarter Global in-market sales of Copaxone® totaled $226 million, up 28%

Jerusalem, Israel, August 3, 2004 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today reported net income of $230 million which, compared to the second quarter of 2003 that included a one-time gain (after tax) of $ 73 million, represents a 9% increase. Excluding the one-time items in the second quarter of 2003, net income for Q2 2004 increased by 67%.     Fully diluted EPS this quarter reached $0.35 which, compared to the second quarter of 2003 that included the one-time gain, decreased by 7% but increased 40% as compared to 2003 second quarter, net of the one-time items.

Teva believes that excluding the one-time items in the comparable quarter last year, represents a better indicator of the underlying trends in the Company`s operations.

Israel Makov, Teva's President and CEO commented:  "I am proud to report on another record quarter for Teva due to continued superb performances throughout the organization and across all our businesses.  Our commitment to generics has been enhanced through our expansion into injectable generics, and we are very encouraged with the contribution that Sicor is already making, both financially and strategically. Finally, Copaxone®'s patient base continues to expand, and this product, which provides a unique treatment for MS patients, continues to reach new heights in market share."

Net sales for the quarter increased 54% to $1,176 million. About half of the increase in net sales in the reported quarter was attributable to the consolidation of Sicor. The balance of the increase reflects mainly new generic products that were not sold in the comparable quarter both in the US and Europe, as well as higher global sales of Copaxone®. The strengthening of non-US currencies relative to the US dollar accounted for 5% of the increase in global net sales. North American sales accounted for 64% of total sales, Europe for 26% and the rest of the world for 10% (of which more than half were in Israel).

North American pharmaceutical sales totaled $676 million compared to $405 million in the second quarter of 2003, an increase of 67%. This increase was mainly attributable to sales of 17 new products that were not sold in the comparable quarter of 2003, the most significant being Oxycodone and Carboplatin, as well as the consolidation of Sicor and increased sales of Copaxone®.

Pharmaceutical sales in Europe increased 42% in the quarter to $274 million as compared to $193 million in the comparable period. This increase was attributable to sales of new products in several European countries, higher Copaxone® sales that were due in part to the launch of Copaxone® PFS (pre-filled syringe),  and favorable currency trends.

Global Products - Global in-market sales of Copaxone® this quarter were $226 million, an increase of 28% over the comparable quarter.  U.S. sales increased 24% over the second quarter of 2003 to $150 million. Copaxone®'s growth rate in prescriptions was, once again, higher than that of the overall U.S. multiple sclerosis (MS) market and reached its highest monthly share of 30% in June 2004. Sales outside the U.S., mainly in Europe, increased by 37%, to $76 million.

Regarding Agilect® (rasagiline), Teva intends to submit a written response to certain FDA questions in the beginning of the fourth quarter, and Teva has requested a meeting with the FDA regarding labeling issues.

API sales to third parties totaled $122 million, an increase of 31% from the second quarter of 2003. Overall, API sales, including internal sales to Teva`s pharmaceutical businesses, were $226 million, an increase of 34% over the comparable 2003 quarter.  This substantial growth stemmed from the inclusion of Sicor's API sales, sales by Teva of new vertically integrated pharmaceutical products which utilized Teva API, and increased demand for API products worldwide.

Teva's gross profit margin amounted to 47% for the second quarter of 2004, similar to the rate in the second quarter of 2003.

Gross R&D spending for the reported quarter grew by 66% over the comparable quarter of 2003 reflecting substantially higher generic and innovative R&D efforts. Net R&D grew 80%, with the difference between gross and net reflecting lower participation by strategic partners and Israel`s chief scientist.

Selling, General and Administrative (SG&A) expenses increased 30%, representing 14% of sales. This increase mainly reflects costs associated with the higher sales volume.

The tax rate for the second quarter was 23%, higher than the 20.7% tax rate in the second quarter of 2003. This increase is primarily due to Sicor's higher tax rate.

Cash flow generated from operating activities for the second quarter of 2004 amounted to $247 million compared with $98 million in the second quarter of 2003 and $627 million generated in the full year 2003. Working capital increased during the quarter, by $79 million and reached       $ 1,762 million.

Convertibles debentures - On July 30, 2004, Teva called for redemption all of its outstanding 0.75% convertible senior debentures due 2021 ($349 million). If all the holders convert their debentures into Teva ADRs, as expected, Teva would issue approximately 16 million ADRs. This conversion would not affect Teva`s fully diluted EPS, which have been reported since the third quarter of 2003 when the contingent conversion feature became effective, on the "if converted" basis where the underlying shares of these converts were added to the total number of issued shares.

Dividend

The Board of Directors, at its meeting on August 2, 2004, declared a cash dividend per ADR for the second quarter of 2004 of NIS 0.225 (approximately $0.05 according to the rate of exchange on August 2, 2004). The record date will be August 11, 2004, and the payment date will be August 26, 2004. Tax will be withheld at a rate of 18.5%.

Conference Call Details

Teva will host a conference call to discuss the Company`s second quarter results on Tuesday, August 3, 2004 at 09:30 a.m. ET. The call will be webcast and can be accessed through the Company`s website at www.tevapharm.com. Following the conclusion of the call, a rebroadcast will be available until August 10, 2004, midnight ET on the website or by calling 1-(800) 642-1687 in the U.S. or ++1-(706) 645-9291 outside the U.S. The pass code to access the replay is: 8804050.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world.  The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.  Close to 90% of Teva`s sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva`s ability to rapidly integrate the operations of acquired businesses, including its recent acquisition of Sicor Inc., the availability of product liability coverage in the current insurance market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

                                 Teva Pharmaceutical Industries Limited

Consolidated Statements of Income (Loss)

(in millions, except earnings [loss] per ADR )

	April - June		January - June
	2004	2003	2004	2003
	U.S. Dollars

NET SALES	1,176.4	764.4	2,228.8	1,521.8
COST OF SALES	623.1	404.1	1,195.1	813.1
GROSS PROFIT	553.3	360.3	1,033.7	708.7
R&D EXPENSES	91.4	54.9	163.4	104.6
LESS PARTICIPATIONS & GRANTS	4.2	6.4	8.1	9.7
R&D EXPENSES - net	87.2	48.5	155.3	94.9
SG&A EXPENSES	169.0	129.9	327.1	252.6
	297.1	181.9	551.3	361.2
GSK LITIGATION SETTLEMENT INCOME		100.0		100.0
RESTRUCTURING EXPENSES		7.4		7.4
ACQUISITION OF R&D IN PROCESS			596.6
IMPAIRMENT OF PRODUCT RIGHTS			30.0
OPERATING INCOME (LOSS)	297.1	274.5	(75.3)	453.8
FINANCIAL INCOME (EXPENSES) - net	1.8	(8.9)	0.5	(12.9)
INCOME (LOSS) BEFORE TAXES	298.9	265.6	(74.8)	440.9
INCOME TAXES	68.8	54.9	122.8	92.6
	230.1	210.7	(197.6)	348.3
PROFIT ON EQUITY INVESTMENTS	0.1	0.1	0.6	0.2
MINORITY INTERESTS	0.7	0.4	1.5	0.4
NET INCOME (LOSS)	229.5	210.4	(198.5)	348.1
EARNINGS (LOSS) PER ADR:
Basic ($)	0.38	0.40	(0.33)	0.66
Diluted ($)	0.35	0.37	(0.33)	0.63
NET INCOME BEFORE NON-RECURRING ITEMS:
NET INCOME	229.5	137.2	434.3	275.0
EARNINGS PER ADR:
Basic ($)	0.38	0.26	0.72	0.52
Diluted ($)	0.35	0.25	0.67	0.50
WEIGHTED AVERAGE NUMBER OF ADRs:
Basic	609.1	531.2	602.6	530.6
Diluted	664.1	569.6	602.6	566.4

                                 Teva Pharmaceutical Industries Limited

Balance Sheet Data

(in millions)

	June 30 2004	December 31 2003
	U.S. Dollars
ASSETS

CURRENT ASSETS	3,851.2	3,716.4
INVESTMENTS & OTHER ASSETS	674.5	445.1
FIXED ASSETS - net	1,115.8	827.4
INTANGIBLE ASSETS - net	3,133.4	927.0
TOTAL ASSETS	8,774.9	5,915.9

LIABILITIES AND SHAREHOLDERS` EQUITY

CURRENT LIABILITIES	2,089.0	1,694.9
LONG-TERM LIABILITIES	632.7	475.0
MINORITY INTERESTS	8.3	6.7
CONVERTIBLE SENIOR DEBENTURES	1,538.5	449.9
SHAREHOLDERS` EQUITY	4,506.4	3,289.4
TOTAL LIABILITIES & SHAREHOLDERS` EQUITY	8,774.9	5,915.9

                                 Teva Pharmaceutical Industries Limited

Sales for the Quarter April - June 2004 (US $ millions)

Sales by Geographical Areas

Sales For the Period	2004	2003	% Change	% of Total

North America	751.6	459.2	63.7%	63.9%
Europe	310.9	223.1	39.4%	26.4%
Rest of the World	113.9	82.1	38.7%	9.7%
Total	1,176.4	764.4	53.9%	100.0%

Sales by Business Segments

Sales For the Period	2004	2003	% Change	% of Total

Pharmaceutical	1,049.0	666.6	57.4%	89.2%
A.P.I.	121.9	93.1	30.9%	10.3%
Veterinary and Other	5.5	4.7	17.0%	0.5%
Total	1,176.4	764.4	53.9%	100.0%

Pharmaceutical Sales

Sales For the Period	2004	2003	% Change	% of Total

North America	676.2	404.6	67.1%	64.4%
Europe	273.6	193.3	41.5%	26.1%
Rest of the World	99.2	68.7	44.4%	9.5%
Total	1,049.0	666.6	57.4%	100.0%

                                 Teva Pharmaceutical Industries Limited

Sales for the Period January - June 2004 (US $ millions)

Sales by Geographical Areas

Sales For the Period	2004	2003	% Change	% of Total

North America	1,417.6	939.9	50.8%	63.6%
Europe	577.1	414.9	39.1%	25.9%
Rest of the World	234.1	167.0	40.2%	10.5%
Total	2,228.8	1,521.8	46.5%	100.0%

Sales by Business Segments

Sales For the Period	2004	2003	% Change	% of Total

Pharmaceutical	1,977.3	1,331.4	48.5%	88.7%
A.P.I.	240.8	181.2	32.9%	10.8%
Veterinary and Other	10.7	9.2	16.3%	0.5%
Total	2,228.8	1,521.8	46.5%	100.0%

Pharmaceutical Sales

Sales For the Period	2004	2003	% Change	% of Total

North America	1,270.4	831.4	52.8%	64.2%
Europe	505.0	355.9	41.9%	25.6%
Rest of the World	201.9	144.1	40.1%	10.2%
Total	1,977.3	1,331.4	48.5%	100.0%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: August 03, 2004